UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE             `
                                `
                                                              April 3, 2020

Sally M. Cunningham
Secretary
Synalloy Corporation
4510 Cox Road, Suite 201
Richmond, Virginia 23060

        Re:      Synalloy Corporation
                 PREC14A preliminary proxy statement filing made on Schedule
14A
                 Filed on April 1, 2020 by Synalloy Corporation
                 File No. 000-19687

Dear Ms. Cunningham:

       We have reviewed the above-captioned filing, and have the following comments. All defined terms used herein have the same meaning as in the proxy statement filed under cover of
Schedule 14A. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing, and any information you provide in response to these comments, we may have additional comments.

Schedule 14A

General

     1. The first page of the proxy statement, as defined under Rule 14a-1(g), must be clearly marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. See Rule 14a-6(e)(1).

     2. The Notice of Annual Meeting, as distinguished from the proxy statement, leaves open the possibility that the proxy statement will be distributed electronically to the exclusion of other methods while suggesting its availability on a dedicated website. Please advise us whether the registrant will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule
        14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule
        14a-16 has been effectuated.
 Sally M. Cunningham
April 3, 2020
Page | 2

Table of Contents

    3. Some of the page references and corresponding links in the Table of Contents are incorrect. For example, the Table of Contents indicates that each of the first four sections of the proxy statement start on page 9. Please revise to correct the page references and the corresponding links.

Questions and Answers About the Proxy Materials, Annual Meeting and Voting, pages 13-21

    4. The disclosure under the header "What is the effect of abstentions and broker non-votes on voting?" indicates the NYSE rules govern brokers' discretionary authority with respect to the proposals at the Annual Meeting. Given that the registrant's shares of common stock are listed on the NASDAQ Global Market, please revise to clarify how the NYSE rules are applicable to the Annual Meeting,

    5. Refer to the following disclosure on page 18: "DO NOT RETURN ANY WHITE PROXY CARD SENT TO YOU BY THE DISSIDENT GROUP, EVEN AS A
       PROTEST VOTE AGAINST ANY OF ITS GROUP MEMBERS OR NOMINEES." In order to avoid the implication that it would be impermissible (under applicable law or
       otherwise) for shareholders to return a white proxy card, please revise to clarify, if true, that the Board is only recommending that shareholders not return any white proxy card.

    6. We note the following disclosure on page 19: "If you hold your shares beneficially in street name and do not provide voting instructions to your bank, broker, trustee or other nominee, your shares will be considered to be broker non-votes and will not be counted for establishing the presence of a quorum and will not be voted on any proposal on which your broker nominee does not have discretionary authority to vote." Please advise us of the legal basis upon which the registrant has relied to conclude that persons other than brokers, such as banks, trustees and other nominees, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners.
       Alternatively, please revise to remove the implication that banks, trustees and other nominees are the equivalent of brokers and thus might not vote absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.

Potential Payments Upon Termination or Change in Control, page 45

    7. Given that the solicitation in opposition, if commenced, might result in a majority of directors being elected who were not nominated by the registrant, please revise to describe whether a risk exists that a change in control could occur within the meaning of the term as it used within any of the registrant's governing documents, including any compensation arrangements. Please summarize the economic impact, if any, that would result if a change in control were to occur by virtue of the election of a majority or more of directors not nominated by the registrant.
 Sally M. Cunningham
April 3, 2020
Page | 3

Form of Proxy

    8. Please revise the form of proxy to clearly mark it as a preliminary copy.
       See Rule 14a-6(e)(1) of Regulation 14A.

    9. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised "upon such other matters as may properly come before the Annual Meeting . . . ."

                                        *       *      *

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3266.

                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions

cc: Lawrence S. Elbaum, Esq.